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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              WYMAN-GORDON COMPANY
                           (Name of Subject Company)
                             WGC ACQUISITION CORP.
                           PRECISION CASTPARTS CORP.
                                   (Bidders)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  983085 10 1
                         (CUSIP Number of Common Stock)
                            ------------------------

                               WILLIAM D. LARSSON
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           PRECISION CASTPARTS CORP.
                       4650 SW MACADAM AVENUE, SUITE 440
                             PORTLAND, OREGON 97201
                                 (503) 417-4800
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                                 RUTH A. BEYER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2600
                          PORTLAND, OREGON 97204-1268
                                 (503) 294-9332

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE*
                       $764,459,800                                                   $152,892

* The transaction valuation assumes the purchase of 38,222,990 shares of Common Stock of Wyman-Gordon Company at $20.00 per share in cash, which is based on the number of shares of Common Stock represented by the Company to be outstanding (35,538,733) as of May 17, 1999, the number of shares of Common Stock issuable under outstanding stock options (2,599,653) and the number of shares of Common Stock issuable pursuant to the Company's stock purchase plan (84,604) as of May 17, 1999. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:......................
Form or Registration No.:....................
Filing Party:................................
Date Filed:..................................

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
                                     14D-1

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1.  Name of reporting person

    WGC Acquisition Corp. (EIN Applied For)
--------------------------------------------------------------------------------

2.  Check the appropriate box if a member of a group

                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

    AF
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5.  Check box if disclosure of legal proceedings is required pursuant to Items
    2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or place of organization

    Massachusetts
--------------------------------------------------------------------------------

7.  Aggregate amount beneficially owned by each reporting person

    None (0)
--------------------------------------------------------------------------------

8.  Check box if the aggregate amount in row (7) excludes certain shares.

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of class represented by amount in row (7)

    None (0)
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10. Type of reporting person

    CO
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                                       2

                                     14D-1

--------------------------------------------------------------------------------

1.  Name of reporting person

    Precision Castparts Corp. (EIN 93-0460598)
--------------------------------------------------------------------------------

2.  Check the appropriate box if a member of a group

                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

    BK
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5.  Check box if disclosure of legal proceedings is required pursuant to Items
    2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or place of organization

    Oregon
--------------------------------------------------------------------------------

7.  Aggregate amount beneficially owned by each reporting person

    100 shares
--------------------------------------------------------------------------------

8.  Check box if the aggregate amount in row (7) excludes certain shares.

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of class represented by amount in row (7)

    Less than one-tenth of 1%
--------------------------------------------------------------------------------

10. Type of reporting person

    CO
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                                       3

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Wyman-Gordon Company, a Massachusetts corporation, (the "Company") and the address of its principal executive offices is 244 Worcester Street, P.O. Box 8001, North Grafton, Massachusetts 01536-8001.

    (b) The class of securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares; Cash Distributions") of the Offer to Purchase which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) and (g) The name, principal business and address of the principal office of WGC Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and Precision Castparts Corp., an Oregon corporation ("PCC"), is set forth in
Section 8 ("Certain Information Concerning the Purchaser and PCC") of the Offer to Purchase which is incorporated herein by reference. The name, citizenship, business address, present principal occupation or employment of each director and executive officer of Purchaser and PCC and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, material occupations, positions, offices or employments during the last five years and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on, is set forth in Schedule I of the Offer to Purchase and is incorporated herein by reference.

    (e) and (f) During the last five years none of the Purchaser or PCC or, to the best knowledge of the Purchaser and PCC, any of the persons listed in
Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Purchaser or PCC or, to the best knowledge of the Purchaser and PCC, any of the persons listed in Schedule I to the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) To the best of Purchaser's and PCC's knowledge, there have been no transactions with the Company required to be set forth in this Item.

    (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not Applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction and Section 11 ("The Purpose of the Offer; Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares, NYSE Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) PCC is the beneficial owner of 100 shares of common stock of the Company, which is less than one-tenth of 1% of the Company's outstanding common stock.

    (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Purpose of the Offer; Merger Agreement; Plans for the Company"), Section 14 ("Certain Legal Matters") and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 10, 11, 14 and 15 of the Offer to Purchase, neither the Purchaser or PCC or, to the best knowledge of the Purchaser and PCC, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The Purchaser was created to effect the Offer and the Merger, and has no business, assets or financial statements. The consolidated financial statements of PCC are set forth in PCC's Annual Report on Form 10-K for the fiscal year ended March 29, 1998 and PCC's Quarterly Reports on Form 10-Q for the quarters ended June 28, 1998, September 27, 1998 and December 27, 1998, which reports have been filed by PCC with the Securities and Exchange Commission ("SEC") and are incorporated herein by reference. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such material may also be accessed through an Internet Web site maintained by the SEC at http://www.sec.gov.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("The Purpose of the Offer; Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b)-(d) The information set forth in the Introduction and Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated May 21, 1999.

       (2) Letter of Transmittal.

       (3) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (4) Form of Summary Advertisement, dated May 21, 1999.

       (5) Form of Notice of Guaranteed Delivery.

       (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

       (8) Press Release, dated May 17, 1999.

    (b) Commitment Letter dated as of May 14, 1999 among PCC, Bank of America National Trust and Savings Association and Banc of America Securities LLC (formerly known as Nationsbanc Montgomery Securities LLC).

    (c)(1) Agreement and Plan of Merger, dated May 17, 1999, among the Purchaser, PCC and the Company.

       (2) Confidentiality and Standstill Agreement, dated March 26, 1999, between PCC and the Company.

    (d) Not applicable.

    (e) Not applicable.

    (f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 21, 1999

                                          WGC ACQUISITION CORP.

                                          By /s/ William D. Larsson
                                            ------------------------------------

                                          Name: William D. Larsson
                                                  ------------------------------

                                             Title: Vice President and Treasurer
                                                 -------------------------------

                                          PRECISION CASTPARTS CORP.

                                          By /s/ William D. Larsson
                                            ------------------------------------

                                          Name: William D. Larsson
                                                  ------------------------------

                                             Title: Vice President and Chief
                                                    Financial Officer
                                                 -------------------------------

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  -------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated May 21, 1999.

(a)(2)     Letter of Transmittal.

(a)(3)     IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)     Form of Summary Advertisement, dated May 21, 1999.

(a)(5)     Form of Notice of Guaranteed Delivery.

(a)(6)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other
           Nominees.

(a)(8)     Press Release, dated May 17, 1999.

(b)        Commitment Letter dated as of May 14, 1999 among PCC, Bank of America National Trust and Savings
           Association and Banc of America Securities LLC (formerly known as Nationsbanc Montgomery Securities
           LLC).

(c)(1)     Agreement and Plan of Merger, dated May 17, 1999, among the Purchaser, PCC and the Company.

(c)(2)     Confidentiality and Standstill Agreement, dated March 26, 1999, between PCC and the Company.

(d)        Not applicable.

(e)        Not applicable.

(f)        The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.